Charles Christian Kirley
Partner

4801 Main Street, Suite 1000
Kansas City, MO  64112
Direct: 816.283.4625
Fax: 816.983.8080
chris.kirley@huschblackwell.com

March 10, 2011

Securities and Exchange Commission Attn. Folake K. Ayoola Mail Stop 3010 100 F Street NE Washington, DC 20549

Re:	Bigelow Income Properties, LLC – Registration No. 333-165876

Dear Ms. Ayoola:

Enclosed please find (i) a copy of Pre-Effective Amendment No. 5 to Form S-11 for Bigelow Income Properties, LLC and (ii) six (6) redlined pages showing the changes from Pre-Effective Amendment No.4 to Pre-Effective Amendment No. 5.

These changes are in response to telephonic comments to Pre-Effective Amendment No.4 that were initiated on March 4, 2011.  The comments addressed two issues: (i) that copies of all correspondence from the Company to the SEC needed to be filed on EDGAR and (ii) footnote 2 in the Use of Proceeds section beginning at page 29 needed to be clarified to better explain the $40,000 expense estimate allocated to the minimum offering segment of this offering.

The first item is being addressed, and all required correspondence (including this letter) is being filed on EDGAR.

Husch Blackwell LLP

March 10, 2011

The second item has been addressed by adding the following additional language to footnote 2 to the Use of Proceeds section beginning at page 29 (the new language appears on page 30):

“In comparing the $40,000 estimate of expenses to be paid from minimum offering proceeds with the $2,000,000 estimate of expenses to be paid from proceeds of the entire offering, there are a number of factors to be considered.  While the Company has already expended an amount equal to $33,120.63 on legal fees, $8,571.69 for accounting fees and $3,565.00 for registration fees (for a total of $45,272.32), none of those amounts have to be considered in connection with the minimum offering expense estimate. This is so because all of those amounts have been paid with proceeds from the $65.000 note mentioned above and will be reimbursed with proceeds from the maximum offering if all conditions are met. But for this deferral, the estimated expense amounts attributable to the minimum offering period would be larger. In addition to the deferral, the expense estimate for the minimum offering period is only $40,000 because there are certain expense categories that the Company anticipates it can keep to a minimum during the minimum offering period.  These include: further registration fees, printing expenses, legal fees, advertising and sales expenses, sales literature and educational meetings. It is estimated that these expenses can be kept under $7,000 during the minimum offering period. The anticipated areas of expenditure that cannot be avoided include: regular accounting expenses, accounting expenses in connection with required audits of potential acquisitions and amounts spent for due diligence associated with potential acquisitions. These expenses are included in the $40,000 estimate and are anticipated to be paid from minimum offering proceeds.  While a portion of the approximately $20,000 of loan proceeds that remain may be used for some of these expenses, it is anticipated that most of the remaining loan proceeds will be reserved for operating expenses and contingencies.”

If you require any further information, please let me know, and if you have any questions, please feel free to contact me.

Yours very truly,

/s/ Charles Christian Kirley
Charles Christian Kirley

Husch Blackwell LLP